UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PACIFIC CAPITAL BANCORP
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

69404P101
(CUSIP Number)

Eldon D. Shiffman
Santa Ynez Band of Chumash Indians
P.O. Box 517
Santa Ynez, California 93460
(805) 688-7997

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------
CUSIP No. 69404P101                                                                           SCHEDULE 13D
------------------------------------
1	NAMES OF REPORTING PERSONS Santa Ynez Band of Chumash Indians
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federally recognized Indian Tribe organized pursuant to 25 U.S.C. Section 461 et seq.
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON OO(1)
___________________
(1) The Reporting Person is a Federally recognized Indian Tribe organized pursuant to 25 U.S.C. Section 461 et seq.

------------------------------------
CUSIP No. 69404P101                                                                           SCHEDULE 13D
------------------------------------
1	NAMES OF REPORTING PERSONS Chumash Financial Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Santa Ynez Band of Chumash Indians
NUMBER OF SHARES	7	SOLE VOTING POWER 2,351,669 shares of Common Stock
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,351,669 shares of Common Stock
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,351,669 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%
14	TYPE OF REPORTING PERSON OO

Introduction

This Amendment No. 1 to Schedule 13D (“Amendment”) amends the Schedule 13D (“Schedule 13D”) filed on May 29, 2009 by the Chumash (as defined in Item 2, below), relating to the beneficial ownership of the Common Stock (as defined in Item 1, below) of Pacific Capital Bancorp, a California corporation (the “Issuer”).

This Amendment amends and restates Item 2, Item 3 and Item 4 of Schedule 13D and reflects a material change in the beneficial ownership of the Common Stock since the filing of Schedule 13D.  Except for the above-referenced amendments, this Amendment does not modify any of the information previously reported on Schedule 13D.

Item 1. Security and Issuer

This Amendment relates to the Common Stock, no par value (the “Common Stock”) of the Issuer.  The Issuer’s principal executive offices are located at 1021 Anacapa Street, Santa Barbara, California 93101.

Item 2. Identity and Background

This Amendment is filed on behalf of the Santa Ynez Band of Chumash Indians, a Federally recognized Indian Tribe organized pursuant to 25 U.S.C. Section 461 et seq. (the “Chumash”), and Chumash Financial Holdings, LLC, a limited liability company formed under the Tribal laws of the Santa Ynez Band of Chumash Indians (“Chumash Holdings” and together with the Chumash, the “Reporting Persons”).

The address of the principal business and principal office of the Reporting Persons is 100 Via Juana Lane, Santa Ynez, California 93460.

Chumash Holdings is wholly owned by the Chumash.  The Chumash is governed by its Business Committee, which is comprised of five members.  The Business Committee serves as the managers of Chumash Holdings.  The members of the Business Committee are listed below.  The positions held and duties performed by each person listed below represent such person’s principal occupation and employment.  The principal business address for each Business Committee member is 100 Via Juana Lane, Santa Ynez, California 93460.  Each member of the Business Committee is a citizen of the United States of America.

Vincent Armenta, Tribal Chairman

Richard Gomez, Vice Chairman

Kenneth Kahn, Secretary/Treasurer of the Business Committee

David Dominguez, Business Committee Member

Gary Pace, Business Committee Member

During the last five years, neither the Reporting Persons nor any member of the Business Committee (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

As of May 21, 2009, the Chumash had purchased in the aggregate 2,351,669 shares of Common Stock.  On September 18, 2009, the Chumash assigned all Common Stock beneficially owned by them to Chumash Holdings.  As a result of the transfer, the Chumash no longer own any securities of the Issuer.  Chumash Holdings is now the beneficial owner of the Common Stock.

Except as set forth in this Amendment and in the previous Schedule 13D, including the letters to the Issuer dated August 6, 2008 and May 28, 2009, which were incorporated into such Schedule 13D, the Reporting Persons have no present plan or proposal that would relate to or would result in:

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Amendment, Chumash Holdings beneficially owns 2,351,669 shares of Common Stock, constituting approximately 5.04% of the outstanding Common Stock.  The percentage of Common Stock owned is based upon 46,618,356 shares of Common Stock outstanding as of February 20, 2009, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.  The Chumash no longer directly own any securities of the Issuer.  To the best knowledge of the Reporting Persons, none of the members of the Business Committee named in Item 2 is the beneficial owner of any shares of Common Stock.

(b) Chumash Holdings has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 2,351,669 shares of Common Stock.  The Chumash no longer directly own any securities of the Issuer.

(c) The Chumash effected the following transaction in the Common Stock by an assignment of the Common Stock to Chumash Holdings through their custodian on the date indicated, and such transaction is the only transaction effected by the Chumash during the past sixty days:

Date of Transaction	Amount	Price per Share	Purchase (P) or Sale (S)
September 18, 2009	2,351,669	$2.12	S

Chumash Holdings effected the following transaction in the Common Stock by an assignment of the Common Stock by the Chumash through its custodian on the date indicated, and such transaction is the only transaction effected by Chumash Holdings during the past sixty days:

Date of Transaction	Amount	Price per Share	Purchase (P) or Sale (S)
September 18, 2009	2,351,669	$2.12	P

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Persons.

(e) The Chumash ceased to be the beneficial owner of the Common Stock on September 18, 2009.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

No change.

Item 7. Material to be Filed as Exhibits

The following shall be filed as an exhibit:

Exhibit A – Joint Filing Agreement, dated as of September 30, 2009, by and between the Chumash and Chumash Holdings.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  September 30, 2009

SANTA YNEZ BAND OF CHUMASH INDIANS

By:	/s/ Eldon D. Shiffman
Name:	Eldon D. Shiffman
Title:	Treasurer

CHUMASH FINANCIAL HOLDINGS, LLC

By:	_______________________
Vincent Armenta, Manager

By:	/s/ Richard Gomez
Richard Gomez, Manager

By:	/s/ Kenneth Kahn
Kenneth Kahn, Manager

By:	/s/ David Dominguez
David Dominguez, Manager

By:	/s/ Gary Pace
Gary Pace, Manager

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, no par value, of Pacific Capital Bancorp, a California corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 30, 2009

SANTA YNEZ BAND OF CHUMASH INDIANS

By:	/s/ Eldon D. Shiffman
Name:	Eldon D. Shiffman
Title:	Treasurer

CHUMASH FINANCIAL HOLDINGS, LLC

By:	_______________________
Vincent Armenta, Manager

By:	/s/ Richard Gomez
Richard Gomez, Manager

By:	/s/ Kenneth Kahn
Kenneth Kahn, Manager

By:	/s/ David Dominguez
David Dominguez, Manager

By:	/s/ Gary Pace
Gary Pace, Manager